EXHIBIT 12

Coeur d’Alene Mines Corporation
Statement Regarding Computation of
Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30,

Fixed Charges	1998	1999	2000	2001	2002	2002	2003

Interest expense	12,789,085	15,421,462	15,910,823	13,436,923	20,503,391	16,249,966	10,393,264
Capitalized interest	6,608,711	1,281,342	0	0	0	0	0
Amortization of public offering costs	1,324,335	1,154,902	1,099,928	1,156,666	1,529,701	1,264,244	376,181
Amortization of capital lease costs	1,288,382	89,981	82,452	79,563	8,139	4,441	8,630
Marcs Dividend	10,532,000	10,532,000	2,180,000	0	0	0	0
Portion of rent expense representative of interest	385,631	354,156	388,144	289,300	357,783	260,933	282,755

TOTAL FIXED CHARGES	32,928,144	28,833,842	19,661,347	14,962,452	22,399,014	17,779,584	11,060,831

Earnings
Net income (loss) from continuing operations before income taxes	(233,335,000)	(27,991,000)	(47,465,000)	(3,073,000)	(81,208,000)	(35,091,000)	(51,207,000)
Fixed charges per above	32,928,144	28,833,842	19,661,347	14,962,452	22,399,014	17,779,584	11,060,831
Less interest capitalized	(6,608,711)	(1,281,342)	0	0	0	0	0
Current period amortization of capitalized interest	12,992,346	0	0	0	0

	(194,023,222)	(438,500)	(27,803,653)	11,889,452	(58,808,986)	(17,311,416)	(40,146,169)

Earnings insufficient to cover fixed charges	(226,951,365)	(29,272,342)	(47,465,000)	(3,073,000)	(81,208,000)	(35,091,000)	(51,207,000)

Ratio of earnings to fixed charges	(5.89)	(0.02)	(1.41)	0.79	(2.63)	(0.97)	(3.63)